Giovanni Caruso of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

VIA EDGAR

March 28, 2013

Andrew D. Mew Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	AutoChina International Limited Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 5, 2012 File No. 001-34477

Dear Mr. Mew:

On behalf of our client, AutoChina International Limited, a Cayman Islands exempted company (the “Company”), we hereby provide responses to comments issued on March 14, 2013 regarding the Company’s Annual Report on Form 20-F (the “2011 Annual Report”) and addressed to Mr. Jason Wang (the “Staff’s Letter”).

The Company respectfully requests to make all of the requested disclosures in its future filings since the Company is in the process of preparing its Annual Report on Form 20-F for the year ended December 31, 2012 (the “2012 Annual Report”), which the Company currently anticipates filing after confirming it has addressed the Staff’s comments and in any event prior to April 30, 2013. The Company will include the requested disclosure in the 2012 Annual Report and undertakes to include the requested disclosure in future filings.

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Andrew D. Mew March 28, 2013 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Item 18. Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-15

Revenue Recognition, page F-19

1.	We note your response to comment 2 in our letter dated February 4, 2013, and have the following additional questions. Please note that we have assumed the example you provided in your response to be representative of your used vehicle financing activities and the related accounting:

•	You state in your response that if a vehicle is purchased from a third party pursuant to the instruction of a customer, the purchase price determined by the customer and supplier reflects the fair value of the vehicle. You also state that you determine the price you will charge to the customer. You then state that you purchase the used vehicle at the price determined by the customer and supplier. It is unclear whether you purchase the vehicle for the price the customer and supplier agree on, a price you determine or solely on the amount financed as illustrated by your example in the response. Please explain.

COMPANY RESPONSE: The Company purchases the vehicle from the supplier at the price that the customer and supplier agree on. Total lease rental charged by the Company to the customer equals the purchase price plus the Company’s interest income, which is determined by the Company.

The Company’s example transaction shown in the responses to comment 7 in the Staff’s letter dated December 10, 2012 and comment 2 in the Staff’s letter dated February 4, 2013 is simplified and omitted the involvement of the down payment. The down payment represents the amount paid to the Company by the customer (lessee) upon inception of the lease contract. To simplify the example, the Company offset the down payment (cash in) with the amount of the lease rental upon inception of the lease, which is $25,000 in the example.

To clarify the example, the second hand vehicle lease financing transactions involves the following:

-	The purchase price of the vehicle is $125,000 (agreed upon by the customer and supplier);

-	The Company charges $14,000 as interest income for the entire lease term (1 year);

-	Total lease rental becomes $139,000 (the purchase price of $125,000, plus the interest income of $14,000);

-	The customer pays a $25,000 down payment to the Company upon inception of the lease. Then, the Company pays $125,000 for the purchase price to the supplier. After the deduction of the down payment, the Company has a net cash outflow of $100,000 upon inception of the lease;

-	The customer pays the monthly rental of $9,500 to the Company over the lease term (1 year), the aggregate amount of which is $114,000; and

-	The Company records the monthly cash inflow and records the interest income (revenue – finance and insurance) in accordance to the effective interest rate method.

The following are the full accounting entries:

a. When the purchase of the used vehicle is paid for:

Dr. Vehicle	$125,000

Cr. Cash		$125,000

b. To de-recognize the vehicle and recognize the lease when vehicles are delivered to customers (occurs simultaneously with the purchase of the used vehicles):

Dr. Investments in direct financing leases	$139,000

Cr. Vehicle		$125,000

Cr. Unearned income		$14,000

c. To recognize the down payment upon inception of the lease:

Dr. Cash	$25,000

Cr. Investments in direct financing leases		$25,000

d. For monthly rental payment (1st payment):

Dr. Cash	$9,500

Cr. Investments in direct financing leases		$9,500

Dr. Unearned income	$2,076

Andrew D. Mew March 28, 2013 Page 4

Cr. Revenue – finance and insurance	$2,076

-	Note: the amount of interest income varies over the lease term, please refer to the below table in the response to the third bullet point of this comment for each month’s amount.

•	In the example transaction you provided in your response, your fact pattern included a contract price (i.e. appraised value) of $125,000 and that you agreed to provide $100,000 of financing. ASC 840-10-25-45 states that “[i]n a direct-financing lease, the cost or carrying amount, if different, and fair value of the leased property are the same at lease inception.” In that regard, we are unclear how the $100,000 financing amount also represents fair value of the vehicle and how the difference of $25,000 were recorded in your situation. Please provide us with your analysis of ASC 840-10-25-45 as it pertains to your fact pattern, and whether these operations qualify as direct financing leases and whether your accounting is appropriate under GAAP. Please also incorporate in your response how your statement that you believe “[t]he purchase price reflects the fair value of the vehicle,” which is determined by the customer and supplier, was applied in the direct financing lease accounting model.

COMPANY RESPONSE: According to ASC 840-10-25-45, in a direct financing lease, the cost or carrying amount, if different, and fair value of the leased property are the same at lease inception. According to ASC 840-10-20, the fair value of lease property represents the price for which the property could be sold in an arm’s-length transaction between unrelated parties. Both the customer and supplier are two independent market participants and therefore the price they agree on represents an arm’s-length price, which is the fair value of the vehicle. The Company also performs a valuation assessment on the vehicle before approval of the lease to ensure that the purchase price approximately equals the value assessed by the Company. In this situation, the fair value is represented by the purchase price of $125,000, consisting of the $25,000 down payment plus the $100,000. Therefore, our second hand vehicle lease financing transaction qualifies as a direct financing lease.

•	You state in your response that you recognize the total lease amount in excess of the purchase cost of the vehicle or the financed amount in your example, as interest income amortized based on the effective interest rate over the lease term. ASC 840-30-35-23 requires the amortization of unearned income over the lease term on the net investment in the lease. As the fact pattern of your example includes a total of $14,000 of unearned income to be recognized, and you have indicated that $1,167 would be recognized in the first month, it appears that you are recognizing the total amount of interest income on a straight line basis over the lease term. Please tell us how you calculated the interest income based on effective interest rate in your example. Furthermore, please also tell us what you have calculated to be the implicit interest rate of the lease in your example and provide us with your calculation. Please also refer to ASC 840-30-55-22 through ASC 840-30-55-28.

Andrew D. Mew March 28, 2013 Page 5

your calculation. Please also refer to ASC 840-30-55-22 through ASC 840-30-55-28.

COMPANY RESPONSE: The figures used in the example were for illustration purposes only and assumed a simple straight line method in order to show how interest income is recognized in a single month. However, the Company does apply the effective interest rate method in practice as required by ASC 840-30-55-23 to amortize the unearned income as interest over the lease term. The following table shows the actual amounts to be recorded over various months throughout the lease term:

			Loan	Interest
Month	Cash		receivable	income
		Dr.	Cr.	Cr.
	$		$	$
1		9,500.00	(7,424.26)	(2,075.74)
2		9,500.00	(7,578.37)	(1,921.63)
3		9,500.00	(7,735.67)	(1,764.33)
4		9,500.00	(7,896.25)	(1,603.75)
5		9,500.00	(8,060.15)	(1,439.85)
6		9,500.00	(8,227.46)	(1,272.54)
7		9,500.00	(8,398.24)	(1,101.76)
8		9,500.00	(8,572.57)	(927.43)
9		9,500.00	(8,750.51)	(749.49)
10		9,500.00	(8,932.15)	(567.85)
11		9,500.00	(9,117.56)	(382.44)
12		9,500.00	(9,306.81)	(193.19)

		114,000.00	(100,000.00)	(14,000.00)

The implicit interest rate in this example is 24.91% per annum.

Note 19. Related Party Balances and Transactions, page F-34

Related Party Transactions, pages F-37 to F-39

2.	We note your response to comment 3 in our letter dated February 4, 2013. Please provide additional disclosure including the substance of your response, in plain English, so that investors can better understand the facts and circumstances surrounding the related party financing transaction. Please show us what your proposed disclosure will look like.

COMPANY RESPONSE: The Company proposes to revise the referenced disclosure as follows:

Andrew D. Mew March 28, 2013 Page 6

“Accounts payable, related parties:

“During the years ended December 31, 2011, 2010 and 2009, the Company obtained a short-term trade financing facility from Beiguo Commercial Building Limited and Baoding Beiguo Commercial Building Limited (collectively referred to as “Beiguo”) and Shijiazhuang Beiguo Renbai Group Limited (“Renbai”), companies affiliated with Mr. Li., the Company’s Chairman and Chief Executive Officer, and Mr. Lau, then a director of the Company. The proceeds from this financing facility were used to purchase commercial vehicles for the continuing operations of the Company. This short-term trade financing facility was utilized because, at the time, the Company’s financing needs exceeded the credit limit it could obtain from financial institutions under traditional borrowing arrangements due to the short operating history of the company.

“The financing facility operated in the following three steps:

1.)	A subsidiary of the Company would purchase a vehicle from a 3rd party supplier and immediately sell it to Beiguo or Renbai for a note receivable.

2.)	The Company subsidiary would discount (sell) the note receivable to a bank for 96.5% and obtains cash in return.

3.)	Beiguo or Renbai sell the vehicle back to a Company subsidiary and allow it to pay for the vehicle six months later in exchange for 2% interest (effectively 4% per annum).

“This arrangement resulted in the Company effectively paying a financing charge of approximately 4% per annum to Beiguo and Renbai for the funds obtained, and an additional 3.5% for discounting the note receivable to a bank. The relatively low financing charge paid to Beiguo and Renbai was possible, in part, because the financing arrangement was guaranteed by Mr. Li, who has a long term business relationship with Beiguo and Renbai. In addition, the payable balances of each loan are unsecured and due in 180 days. Accordingly, the Company has classified the movements in these payable balances as financing activities on the statement of cash flows. These transactions did not qualify as sales under U.S. GAAP because there was a repurchase obligation by the Company. Both the sales of commercial vehicles to the affiliates and the repurchases were done at an insignificant mark up to cover operating costs.

“The Company has not relied on this financing arrangement with Beiguo and Renbai since December 2010. At that time, the Company started purchasing commercial vehicles from Ruituo, an affiliate of Mr. Li, at a mark up of approximately 0.3%. The balance due for such purchases is unsecured, due on demand and was initially interest-free. In October 2011, Ruituo began charging interest at 8.00% per annum to the Company for the payables.

Andrew D. Mew March 28, 2013 Page 7

“During the years ended December 31, 2011, 2010 and 2009, the Company sold commercial vehicles to affiliates amounting to nil, $283,001 and $190,926, respectively (these amounts represent the sales in Step 1 above). The cost of sales of these commercial vehicles sold to these affiliates amounted to nil, $278,335 and $189,586, respectively (these amounts include VAT and represent the cost of sales in Step 1 above).

“During the years ended December 31, 2011, 2010 and 2009, the Company purchased commercial vehicles from Beiguo and Renbai amounting to nil, $283,850 and $191,597 (these amounts include VAT and represent the purchases in Step 3 above), and incurred interest expenses to these two affiliates amounting to $618, $6,885 and $2,776, respectively, under the above arrangement (these figures are reflected in “Interest expense, related parties” on the Consolidated Statements of Operations).

“Since these transactions do not qualify as sales under U.S. GAAP, the amounts of the sales to affiliates (nil, $283,001 and $190,926, for the years ended December 31, 2011, 2010 and 2009, respectively) were netted with the respective purchases from these affiliates (nil, $283,850 and $191,597). The variance between the sales and purchase cost are insignificant mark ups charged by the affiliates and were recognized as “interest expenses, related parties” on the Consolidated Statements of Operations.

“During the years ended December 31, 2011, 2010 and 2009, the Company also purchased commercial vehicles from Beiguo and Renbai other than pursuant to the above arrangement, amounting to $160, $55,411 and $64,999, respectively (these figures are reflected in “Cost of sales: Commercial vehicles, related parties” on the Consolidated Statements of Operations). During the years ended December 31, 2011, 2010 and 2009, the Company purchased commercial vehicles from Ruituo amounting to $404,411, $55,317 and nil, respectively (these figures are reflected in “Cost of sales: Commercial vehicles, related parties” on the Consolidated Statements of Operations). No interest expense was incurred for the purchase from Ruituo throughout these periods.”

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Andrew D. Mew March 28, 2013 Page 8

On behalf of the Company we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP